Exhibit 21.1

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Xi`an Hua Long Yu Tian Scientific and Technological Industry Co., Ltd.	PRC	100%
New Century Scientific Investment Ltd.	PRC	95%
Xi`an Jiaoda Bao Sai Bio-Technology Co., Ltd.	PRC	96.77%